AMENDED
                              DISTRIBUTION PLAN OF
                          LEGG MASON CASH RESERVE TRUST


         WHEREAS, Legg Mason Cash Reserve Trust ("Trust") is an open-end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"), and offers for public sale shares of beneficial interest;

         WHEREAS, the Trust has registered the offering of its shares of beneficial interest under a Registration Statement filed with the Securities and Exchange Commission and that Registration Statement is in effect as of the date hereof;

         WHEREAS, the Trust desires to adopt a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act and the Board of Trustees has determined that there is a reasonable likelihood that adoption of the Distribution Plan will benefit the Trust and its shareholders; and

         WHEREAS, the Trust has employed Legg Mason Wood Walker, Incorporated ("Legg Mason") as principal underwriter of the shares of the Trust;

         NOW, THEREFORE, the Trust hereby adopts this Distribution Plan ("Plan") in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

         1. A. The Trust shall pay to Legg Mason, as compensation for Legg Mason's services as principal underwriter of the Trust's shares, a distribution and shareholder services fee at the rate of 0.15% on an annualized basis of the average daily net assets of the Trust's shares, such fee to be calculated and accrued daily and paid monthly or at such other intervals as the Board shall determine.

              B. The Trust may pay a distribution and service fee to Legg Mason at a lesser rate than the fee specified in paragraph l.A. of this Plan, as agreed upon by the Board and Legg Mason and as approved in the manner specified in paragraph 3 of this Plan. The distribution and service fee payable hereunder is payable without regard to the aggregate amount that may be paid over the years, provided that, so long as the limitations set forth in Article 111,
Section 26(d) of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. ("NASD") remain in effect and apply to distributors or dealers in the Trust's shares, the amounts paid hereunder shall not exceed those limitations, including permissible interest.

         2. As principal underwriter of the Trust's shares, Legg Mason may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of the shares of the Trust and/or the servicing and maintenance of shareholder accounts, including, but not limited to, compensation to employees of Legg Mason; compensation to Legg Mason, other broker-dealers and other entities that engage in or support the distribution of shares or who service shareholder accounts or provide sub-accounting and recordkeeping services; expenses of Legg Mason and such other broker-dealers and other entities, including overhead and telephone and other communication expenses; the printing of prospectuses, statements of additional information, and reports for other than existing shareholders; and preparation and distribution of sales literature and advertising materials.

         3. This amended Plan shall take effect on May 10, 1996 and shall continue in effect for successive periods of one year from its execution for so long as such continuance is specifically approved at least annually together with any related agreements, by votes of a majority of both (a) the Board of Trustees of the Trust and (b) those Trustees who are not "interested persons" of the Trust, as defined in the 1940 Act, and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the "Rule 12b-1 Trustees"), cost in person at a meeting or meetings called for the purpose of voting on this Plan and such related agreements; and only if the Trustees who approve the Plan taking effect have reached the conclusion required by Rule 12b-1 (e) under the 1940 Act.

         4. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trust's Board of Trustees and the Board shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made. Legg Mason shall submit only information regarding amounts expended for "distribution activities," as defined in this paragraph 4, to the Board in support of the distribution fee payable hereunder and shall submit only information regarding amounts expended for "service activities," as defined in this paragraph 4, to the Board in support of the service fee payable hereunder.

              For purposes of this Plan,  "distribution  activities"  shall mean any activities in connection with Legg Mason's performance of its obligations under the underwriting agreement, dated May 10, 1996, by and between the Trust and Legg Mason, that are not deemed "service activities." As used herein, "distribution activities" also includes sub-accounting or recordkeeping services provided by an entity if the entity is compensated, directly or indirectly, by the Fund or Legg Mason for such services. Such entity may also be paid a service fee if it provides appropriate services. Nothing in the foregoing is intended to or shall cause there to be any implication that compensation for such services must be made only pursuant to a plan of distribution under Rule 12b-1. "Service activities" shall mean activities covered by the definition of "service fee" contained in amendments to Article 111, Section 26(d) of the NASD's Rules of Fair Practice that became effective July 7, 1993, including the provision by Legg Mason of personal, continuing services to investors in the Trust's shares. Overhead and other expenses of Legg Mason related to its "distribution activities" or "service activities," including telephone and other communications expenses, may be included in the information regarding amounts expended for such distribution or service activities, respectively.

         5. This Plan may be terminated with respect to the Trust at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding voting securities of the Trust.

         6. This Plan may not be amended to increase materially the amount of distribution and service fee provided for in paragraph l.A. hereof unless such amendment is approved by a vote of at least a majority of the outstanding securities, as defined in the 1940 Act, of the Trust, and no material amendment to the Plan shall be made unless such amendment is approved in the manner provided for continuing approval in paragraph 3 hereof.

         7. While this Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Trust, as defined in the 1940 Act, shall be committed to the discretion of Trustees who are themselves not interested persons.

         8. The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of expiration of the Plan or agreement, as the case may be, the first two years in an easily accessible place; and shall preserve copies of each report made pursuant to paragraph 4 hereof for a period of not less than six years from the date of such report, the first two years in an easily accessible place.

         IN WITNESS WHEREOF, the Trust has executed this Distribution Plan as of the day and year set forth below.


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

Date:    May 10, 1996                  LEGG MASON CASH RESERVE TRUST



                                       By: /s/ Marie K. Karpinski
                                          -------------------------

Attest:


By:  /s/ Kathi D. Bair
     ---------------------------

Agreed and Assented to by

LEGG MASON WOOD WALKER, INCORPORATED


By:  /s/ John F. Curley Jr.
     ---------------------------

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